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                                                           SEC FILE NUMBER
                                                              333-60326
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                                                            CUSIP NUMBER
                                                              200497105
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   |_| Form 10-K   |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
               |_| Form 10-D   |_| Form N-SAR |_| Form N-CSR

          For Period Ended:________________________________________

          |_|  Transition Report on Form 10-K

          |_|  Transition Report on Form 20-F

          |_|  Transition Report on Form 11-K

          |_|  Transition Report on Form 10-Q

          |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Command Center, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name If Applicable

3773 W. Fifth Avenue
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Post Falls, ID 83854
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |(a) The reason described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
         |     expense
         |
    |X| |(b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will | be filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or | transition report on Form 10-Q or subject distribution reportion | Form 10-D, or portion thereof, will be filed on or before the
         |     fifth calendar day following the prescribed due date; and
         |
         |(c)  The  accountant's  statement  or other  exhibit  required by Rule
         |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Company is unable to file its Form 10-QSB for the quarter ending June 30, 2006 by the due date of August 14, 2006. During the quarter, the Company acquired the operating assets and/or certain intangibles of 65 temporary staffing stores. Since the acquisitions, the Company has been working diligently to combine the accounting for the separate store operations and the settlements of a large number of preexisting relationships into a single entity financial statement that accurately reflects the business of the Company following the acquisitions. This information is very nearly complete but the final review and management certification of the information could not be completed by the due date. This is a one time occurrence triggered by the acquisitions of the large number of temporary staffing stores. Management does not anticipate difficulties in meeting future filing due dates.


                        Persons  who  are  to  respond  to  the   collection  of
                        information  contained in  this form are not required to
                        respond  unless the form displays a currently  valid OMB
SEC 1344(05-06)         control number.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Brad E. Herr                 509                  994-3248
     -------------------------------  -------------    -------------------------
                (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

     ---------------------------------------------------------------------------

(3) Change in Results of Operations - During the quarter ended June 30, 2006, the Company acquired the operating assets and/or certain intangibles of 65 temporary staffing stores and substantially discontinued its franchising operations. Management anticipates that the results of operations for the three and six month periods ended June 30, 2006 will be significantly different from the results for the corresponding periods in the prior year. Management currently anticipates that the financial statements will reflect the following information for the periods presented.

----------------------------------------- -------------------------------------- -------------------------------------
                                               Three Months Ended June 30,            Six Months Ended June 30,
----------------------------------------- -------------------------------------- -------------------------------------
                                                2006                2005               2006               2005
----------------------------------------- ------------------ ------------------- ------------------ ------------------
Revenue                                         $17,800,026          $   16,909        $18,228,051         $   28,497
----------------------------------------- ------------------ ------------------- ------------------ ------------------
Cost of staffing services                        13,277,572                 - -         13,284,119                - -
----------------------------------------- ------------------ ------------------- ------------------ ------------------
Gross profit                                      4,522,454              16,909          4,943,932             28,497
----------------------------------------- ------------------ ------------------- ------------------ ------------------
Operating expenses                                5,713,135              18,589          6,834,414             36,938
----------------------------------------- ------------------ ------------------- ------------------ ------------------
Loss from operations                            (1,190,681)             (1,680)        (1,890,482)            (8,441)
----------------------------------------- ------------------ ------------------- ------------------ ------------------
Other income                                          7,834                 - -             35,332                - -
----------------------------------------- ------------------ ------------------- ------------------ ------------------
Net loss                                       $(1,182,847)         $   (1,680)       $(1,855,150)        $   (8,441)
----------------------------------------- ------------------ ------------------- ------------------ ------------------

The amounts set forth in the table are estimates of the results of operations for the periods presented in 2006 based on the best information available to the Company as of August 14, 2006.

--------------------------------------------------------------------------------

                             Command Center, Inc.
                 ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 14, 2006               By  /s/ Brad E. Herr
    -------------------               ------------------------------------------
                                        Brad E. Herr, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION
Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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